SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC  20549



(Mark One)

                                 FORM 11-K
 X              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
----        THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
               FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


                                    or


              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
             FOR THE TRANSITION PERIOD FROM                TO


                     _______________________________


                      COMMISSION FILE NUMBER 1-3608

                     _______________________________



                  WARNER-LAMBERT SAVINGS AND STOCK PLAN



                         WARNER-LAMBERT COMPANY
        (Name of issuer of securities held pursuant to the plan)




                             201 Tabor Road
                    Morris Plains, New Jersey  07950
           (Address of issuer's principal executive offices














            WARNER-LAMBERT
        SAVINGS AND STOCK PLAN
         FINANCIAL STATEMENTS
        DECEMBER 31, 1997 AND
          DECEMBER 31, 1996


                         WARNER-LAMBERT
                   SAVINGS AND STOCK PLAN
               INDEX TO FINANCIAL STATEMENTS

                                                      Page(s)

Report of Independent Accountants                        1

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1997           2

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1996           3

Statement of Changes in Net Assets Available
 for Benefits with Fund Information
 for the year ended December 31, 1997                    4

Statement of Changes in Net Assets Available
 for Benefits with Fund Information
 for the year ended December 31, 1996                    5

Notes to Financial Statements                          6 - 11

Signatures                                               13

Exhibit I   -  Master Trust Statement of Net Assets
               Available for Benefits with Fund
               Information as of October 31, 1997 and 1996

Exhibit II  -  Master Trust Statement of Changes in Net
               Assets Available for Benefits with
               Fund Information for the years ended
               October 31, 1997 and 1996

Exhibit III -  Notes to the Master Trust Financial Statements

* Additional Information (Plan):

Schedule I  -  Schedule of Assets Held for Investment Purposes
               at December 31, 1997 - Plan

* Additional Information (Master Trust):

Schedule I  -  Schedule of Assets Held for Investment
               Purposes at October 31, 1997 - Master Trust

Schedule II -  Schedule of Reportable Transactions

               Consent of Independent Accountants

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
Disclosure under ERISA have been omitted because they are not applicable.








               REPORT OF INDEPENDENT ACCOUNTANTS

May 30, 1998

To the Participants and Administrator of the Warner-Lambert Savings and Stock Plan

In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Warner-Lambert Savings and Stock Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II of the Master Trust is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II of the Master Trust and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                                        WARNER-LAMBERT
                                                   SAVINGS AND STOCK PLAN
                                             STATEMENT OF NET ASSETS AVAILABLE
                                             FOR BENEFITS WITH FUND INFORMATION
                                                   AS OF DECEMBER 31, 1997
                                                   (Dollars in thousands)


                              W-L       W-L
                            Company   Colleague               Fixed       Combined      Combined   Combined
                             Stock      Stock     S&P 500     Income       Growth       One-Step    Income
                              Fund      Fund        Fund       Fund         Funds       Mix Funds   Funds       Total
                            -------   --------    -------     ------    -----------    ---------  --------   ---------

Assets:

Investment in Warner-
 Lambert Master Trust      $547,411   $329,373   $128,078    $137,795     $105,938      $ 36,388    $ 1,703  $1,286,686


Participant loans
 receivable                     632      4,161      2,893       7,100            1             -         11      14,798
                           --------   --------   --------    --------     --------       -------    -------  ----------

Net assets available
 for benefits              $548,043   $333,534   $130,971    $144,895     $105,939      $ 36,388    $ 1,714  $1,301,484
                           ========   ========   ========    ========     ========      ========    =======  ==========








The accompanying notes are an integral part of the financial statements.

                                                      WARNER-LAMBERT
                                                    SAVINGS AND STOCK PLAN
                                              STATEMENT OF NET ASSETS AVAILABLE
                                              FOR BENEFITS WITH FUND INFORMATION
                                                   AS OF DECEMBER 31, 1996
                                                   (Dollars in thousands)


                              W-L       W-L
                           Company    Colleague                Fixed                     Combined   Combined
                            Stock       Stock     S&P 500      Income      Combined      One-Step    Income
                             Fund       Fund        Fund        Fund     Growth Funds    Mix Funds    Funds      Total
                           -------    --------    -------      ------    ------------    ---------   -------    --------

Assets:

Investment in Warner-
 Lambert Master Trust      $348,078   $172,719   $104,154     $144,349     $ 83,638      $ 27,595    $   404   $880,937


Participant loans
 receivable                     531      3,086      2,742        6,887            2             2          -     13,250
                           --------   --------   --------     --------     --------      --------    -------   --------

Net assets available
 for benefits              $348,609   $175,805   $106,896     $151,236     $ 83,640      $ 27,597    $   404   $894,187
                           ========   ========   ========     ========     ========      ========    =======   ========
















The accompanying notes are an integral part of the financial statements




                                                    WARNER-LAMBERT
                                                SAVINGS AND STOCK PLAN
                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                             FOR BENEFITS WITH FUND INFORMATION
                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                                   (Dollars in thousands)

                                 W-L         W-L
                               Company    Colleague              Fixed      Combined    Combined    Combined
                                Stock       Stock     S&P 500    Income      Growth     One-Step     Income
                                Fund        Fund       Fund       Fund        Funds     Mix Funds     Funds     Total
                               -------    ---------   -------    ------    ----------  ---------   --------   --------
Additions to net assets attributable to:

Investment income from the
 Warner-Lambert Master Trust  $234,776    $123,728    $33,289   $ 8,506    $   15,236    $ 5,353    $   118   $421,006

Investment Income on
 Participant Loans                  48         493        147       204           142         52          -      1,086

Contributions:
  Participant                        -      18,237      6,950     6,072        10,864      3,946        193     46,262
  Company                        8,569          13         19        43            15          3          -      8,662
                               -------    --------    -------   -------    ----------    -------    -------   --------
Total additions                243,393     142,471     40,405    14,825        26,257      9,354        311    477,016
                               -------    --------    -------   -------    ----------    -------    -------   --------

Deductions from net assets attributable to:

 Distributions to participants (31,151)    (12,157)    (6,392)  (13,931)       (3,773)    (1,535)       (26)   (68,965)

 Administrative expenses           (12)       (316)      (114)     (166)         (100)       (45)        (1)      (754)

 Interfund transfers           (12,796)     27,731     (9,824)   (7,069)          (85)     1,017      1,026          -
                               -------    --------    -------   -------    ----------    -------    -------   --------
Total deductions               (43,959)     15,258    (16,330)  (21,106)       (3,958)      (563)       999    (69,719)
                               -------    --------    -------   -------    ----------    -------    -------   --------
Increase/(decrease) in net assets
 during the year               199,434     157,729     24,705    (6,341)       22,299      8,791      1,310    407,297

Net assets available for benefits:

  Beginning of period          348,609     175,805    106,896   151,236        83,640     27,597        404    894,187
                               -------    --------    -------   -------    ----------    -------    -------   --------
  End of period               $548,043    $333,534   $130,971  $144,895      $105,939    $36,388    $ 1,714 $1,301,484
                              ========    ========   ========  ========    ==========    =======    ======= ==========

The accompanying notes are an integral part of the financial statements.

                                                   WARNER-LAMBERT
                                                SAVINGS AND STOCK PLAN
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                         FOR BENEFITS WITH FUND INFORMATION
                                        FOR THE YEAR ENDED DECEMBER 31, 1996
                                               (Dollars in thousands)

                                  W-L       W-L
                               Company    Colleague              Fixed                    Combined  Combined
                                Stock      Stock      S&P 500    Income     Combined      One-Step  Income
                                 Fund       Fund        Fund      Fund    Growth Funds   Mix Funds   Funds      Total
                               -------    --------    -------    ------   ------------   ---------  -------   --------

Additions to net assets attributable to:

Investment Income from the
  Warner-Lambert Master Trust  $129,196   $ 60,473    $20,268   $ 8,899    $   12,337     $ 3,459   $     7   $234,639

Investment Income on
  Participant Loans                  39        347        166       244           142          51         -        989

Contributions:
  Participant                         -     10,903      7,263     7,991         8,172       3,009         4     37,342
  Company                         7,856          -          -         -             -           -         -      7,856
                                -------   --------    -------   -------    ----------     -------   -------   --------
Total additions                 137,091     71,723     27,697    17,134        20,651       6,519        11    280,826
                                -------   --------    -------   -------    ----------     -------   -------   --------

Deductions from net assets attributable to:

 Distributions to participants  (14,530)    (5,378)    (5,723)  (14,270)       (2,750)     (1,566)        -    (44,217)

 Administrative expenses            (10)      (203)      (111)     (196)          (75)        (33)        -       (628)

 Interfund transfers             (4,238)     9,949     (4,857)  (14,951)       11,982       1,722       393          -
                                -------   --------    -------  --------    ----------     -------   -------   --------
Total deductions                (18,778)     4,368    (10,691)  (29,417)        9,157         123       393    (44,845)
                                -------   --------    -------   -------    ----------     -------   -------   --------
Increase/(decrease) in net
 assets during the year         118,313     76,091     17,006   (12,283)       29,808       6,642       404    235,981

Net assets available for benefits:

  Beginning of period           230,296     99,714     89,890   163,519        53,832      20,955         -    658,206
                               --------   --------    -------   -------    ----------     -------   -------   --------
  End of period                $348,609   $175,805   $106,896  $151,236    $   83,640     $27,597   $   404   $894,187
                               ========   ========   ========  ========    ==========     =======   =======   ========

The accompanying notes are an integral part of the financial statements


                         WARNER-LAMBERT
                    SAVINGS AND STOCK PLAN
                 NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Warner-Lambert Savings and Stock
Plan (the "Plan") are prepared on the accrual basis of accounting.

Master Trust Arrangement

The assets of the Plan have been commingled with the assets of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively referred to as "the Plans"), for investment and administrative purposes in the Warner-Lambert Company Master Trust (the "Master Trust"). The Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plans' interest in the Trust is credited or charged for contributions, transfers and distributions. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments were allocated to the Plans based upon each Plans' beneficial interest in the net assets of the Master Trust.

Expenses

All expenses incurred are borne by the Plan.


NOTE 2 - DESCRIPTION OF THE PLAN:

The Plan is a defined contribution profit-sharing savings plan covering employees of Warner-Lambert Company (the "Company") and its domestic affiliates and subsidiary companies who meet certain eligibility and participation requirements. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Contributions

Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their basic earnings each year. Participants have the option of contributing on a before-tax basis and/or an after-tax basis. The Company contributes for each participant an amount equal to 35% and 25% of such participant's pre-tax and after-tax contributions, respectively, limited to those participant contributions less than or equal to 6% of the participant's basic earnings. Based upon the participation and vesting requirements of the Plan, additional lump-sum matching contributions are recorded each year of 25% to 65% of such participants' contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-share versus the prior year. Standard Company contributions are invested in the Warner-Lambert Company Stock Fund.

In 1997, the Internal Revenue Service approved a Voluntary Compliance Resolution ("VCR") submitted by Warner-Lambert Company designed to make contributions to the accounts of thirty (30) employees who were not notified in a timely fashion of their eligibility to participate in the Plan. In 1997, concurrent with the VCR, contributions were credited to affected participants' accounts in the same manner as their current contributions. For employees who were not contributing to the Plan at the time of the VCR, the contributions would be invested in the Fixed Income Fund. Corrective measures have been implemented to ensure that the same operational defect will not subsequently occur.

Investment Options

Participants can elect to have their contributions invested in any of the funds noted below, with the exception of the Warner-Lambert Company Stock Fund. At age fifty-five, participants can transfer assets out of the Company Stock Fund to other investment funds. Prior to October 1, 1997, participants were able to invest in the following seven funds: Warner-Lambert Company Stock Fund, Warner-Lambert Colleague Stock Fund, S&P 500 Fund, Fixed Income Fund, Balanced Fund, Small-Cap Value Fund and International Stock Fund. As of October 1, 1997, seventeen additional investment options were added. For financial presentation purposes, some of the funds below have been combined, based on their investment objectives. A description of all investment options are as follows:

Warner-Lambert Company Stock Fund - This fund invests employer contributions in Warner-Lambert Company common stock.

Warner-Lambert Colleague Stock Fund - This fund invests in
Warner-Lambert common stock, to provide an additional opportunity to participate in the performance of Warner-Lambert Company common stock.

S&P 500 Fund - This fund invests in substantially all common stocks that make up the S&P 500 to match, as closely as possible, the performance of the S&P 500 Composite Stock Index.

Fixed Income Fund - This fund invests in marketable fixed income securities, as well as a diversified mix of guaranteed investment contracts, bank investment contracts, structured investment contracts, and separate account contracts issued by high-quality companies, to provide stability of principal value, minimal credit risk and current income.

COMBINED GROWTH FUNDS

Small-Cap Value Fund - This fund invests in stocks of small companies believed to be undervalued at the time of purchase and have potential for capital growth, to provide long-term capital growth.

International Stock Fund - This fund invests primarily in stocks of established growth companies outside the U.S., predominantly in Europe, the Far East, Australia and Canada, as well as other areas, to provide the diversification of an international fund, as well as the opportunity for long-term capital growth.

Equity Income Fund - This fund invests in common stocks of established companies that pay above-average dividends, and have prospects of future dividend increases, primarily to provide a high level of dividend income, and secondarily, capital growth.

Value Fund - This fund invests in common stocks deemed to be undervalued or out of favor in the marketplace, primarily to provide long-term capital growth and, secondarily, income.

Mid-Cap Growth Fund - This fund invests in stocks of medium-sized companies with attractive growth prospects and established operating histories, to provide long-term capital growth.

European Stock Fund - This fund invests in stocks of emerging and established European companies which seek to benefit from opportunities created by economic integration in Western Europe and potential new markets in Eastern Europe, to provide the diversification of an international fund as well as the opportunity for long-term capital growth.

Small-Cap Stock Fund - This fund invests in stocks of small, growth-oriented, or undervalued companies traded in the over-the-counter market, to provide long-term capital growth using a combined growth and value approach.

Emerging Markets Stock Fund - This fund invests in stocks of companies in the developing markets of Latin America, the Far
East, Europe and Africa, to provide a high level of long-term capital growth.

Capital Opportunity Fund - This fund invests in a concentrated portfolio of stocks of 30 to 50 U.S. companies, with a flexible investment strategy that allows for both growth and value of small, medium-sized, and large companies, to provide a high level of long-term capital growth.



Health Sciences Fund - This fund invests primarily in the common stocks of companies engaged in the research, development, production, or distribution of health-related products and services, to provide long-term capital growth.

New America Growth Fund - This fund invests primarily in the common stocks of U.S. companies in service industries, such as health care, financial services and food services, to provide long-term capital growth.

New Horizons Fund - This fund invests in common stocks of small, rapidly growing companies in a broad range of industries, early in the corporate life cycle, to provide long-term capital growth.

Science & Technology Fund - This fund invests in common stocks of companies that are expected to benefit from the development, advancement, and use of science and technology, such as those in computer, electronics, biotechnology and chemical industries, to provide long-term capital growth.

COMBINED ONE-STEP MIX FUNDS

Balanced Fund - This fund invests in a balanced mix of approximately 60% stocks and 40% bonds, to provide long-term growth of capital and current income.

Spectrum Income Fund - This fund invests in a managed mix of T.
Rowe Price funds, including four U.S. bond funds, an international bond fund, and a money market fund, to provide higher income from a managed mix of funds.

Spectrum Growth Fund - This fund invests in a managed mix of T.
Rowe Price funds, including five U.S. stock funds, an international stock fund and a money market fund, to provide long-term growth of capital and income from a managed mix of funds.

Personal Strategy Income Fund - This fund invests in a diversified mix of approximately 40% stocks, 40% bonds and 20% money market securities, to provide the highest total return over time consistent with a primary emphasis on income (bonds) and a secondary emphasis on capital appreciation(stocks).

Personal Strategy Growth Fund - This fund invests in a diversified mix of approximately 80% stocks and 20% bonds and money market securities, to provide the highest total return over time consistent with a primary emphasis on capital appreciation and a secondary emphasis on income.




COMBINED INCOME FUNDS

New Income Fund - This fund invests in U.S. Treasury securities, corporate bonds, and bank obligations with medium to long-term maturity dates, to provide a high level of income over the long term consistent with preservation of capital.

High Yield Fund - This fund invests primarily in longer-term, lower-quality corporate ("junk") bonds that have an average maturity of approximately 10 years, primarily to provide a high level of income and, secondarily, capital growth.

Changes in the participants' allocations relating to their contributions and the allocation of past contributions and earnings can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties.

Vesting

Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company. Forfeitures for the plan years 1997 and 1996 were $176,088 and $144,526, respectively.

Participant Loans

Loans may not exceed the lesser of (1) fifty thousand dollars or
(2) 50% of the participant's before-tax balance. Each loan must be for a minimum of one thousand dollars. All loans will be repaid with interest at a rate that is equal to the prime rate effective at the close of business on the first business day of the quarter in which the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months. A participant may take only one loan per year and only two loans will be permitted to be outstanding at any time. Participants may borrow from both the before-tax account balance and the vested account balance in the Company Stock Fund.

Benefit Payments

Upon retirement, total disability, or death, participant balances in Savings Investment Funds and Company Stock Fund may be paid as a lump sum payment, in annual installments, or as an annuity. If employment is terminated for any other reason, participants are entitled to lump-sum payment of participant balances in Savings Investment Funds and, if vested, Company Stock Fund.




Plan Termination

In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Warner-Lambert Company Board of Directors, the balance in accumulated investments credited to each participant shall be distributed to the participant.


NOTE 3 - TAX STATUS OF THE PLAN:

The Internal Revenue Service ("IRS") issued a favorable determination letter to the Plan, dated September 20, 1995, indicating that the Plan documentation as reviewed by the IRS satisfied the requirements of Section 401(a) of the Internal Revenue Code. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes.


NOTE 4 - PLAN ADMINISTRATION:

The Retirement and Savings Plan Committee of the Warner-Lambert Company Board of Directors (the "Committee") monitors and reports on the selection and termination of trustees and investment managers and on the investment activity and performance. The Committee also implements the overall asset allocation guidelines as established by the Board of Directors and decides on benefit appeals. The Investment Committee, established by the Warner-Lambert Company Board of Directors, is responsible for the daily administration of the Plan, including oversight of plan investments, plan trustees and investment managers.


NOTE 5 - MASTER TRUST FINANCIAL INFORMATION:

At December 31, 1997 and 1996, the Plan has a 98.6% and 98.5% interest, respectively, in the Master Trust. The financial statements for the Master Trust are prepared on the modified cash basis. The financial statements for the years ended October 31, 1997 and 1996 follow.

The Plan's financial statements have been adjusted for November and December activity. All adjustments necessary to reflect the Plan's financial statements on an accrual basis have been recorded

                         Warner-Lambert
                     Savings and Stock Plan
                       Schedule of Assets
                  Held for Investment Purposes
                      at December 31, 1997
                     (dollars in thousands)




                                                     Current
                                           Cost       Value
                                         --------  -----------

Investment in Warner-Lambert Master
    Trust                                $578,782   $1,286,686



Participant loans                               -       14,798
                                         --------   ----------

                                         $578,782   $1,301,484
                                         ========   ==========





                            SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Warner-Lambert Investment Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                            WARNER-LAMBERT SAVINGS
                            AND STOCK PLAN



Date:  June 11, 1998          By:  /s/
                                   Ernest J. Larini
                                   Chairman
                                   Warner-Lambert Investment
                                    Committee


                                                                                                      EXHIBIT I
                                                                                                                 1 of 2
                                                  WARNER-LAMBERT COMPANY
                                                       MASTER TRUST
                                             STATEMENT OF NET ASSETS AVAILABLE
                                             FOR BENEFITS WITH FUND INFORMATION
                                                  AS OF OCTOBER 31, 1997
                                                  (Dollars in thousands)

                                   W-L         W-L
                                 Company    Colleague              Fixed     Combined     Combined   Combined
                                  Stock       Stock     S&P 500    Income     Growth      One-Step    Income
                                   Fund       Fund       Fund       Fund       Fund       Mix Fund     Funds      Total
                                 -------    ---------   -------    ------   ------------  --------   ---------  -------

Assets:

Investments at fair value:
 Warner-Lambert Common Stock   $ 643,205   $ 374,438  $      -   $      -   $        -   $      -   $     -$1,017,643

 Equity Funds                          -           -   123,887          -      103,217     34,132     1,570    262,806

 Short-term investments                -           -         -     14,654            -          -         -     14,654

Investments at contract value:
 Group annuity contracts               -           -         -     42,258            -          -         -     42,258

 Investment contracts                  -           -         -     87,418            -          -         -     87,418
                               ---------   ---------  --------   --------   ----------   --------   --------  ----------

Net assets available for
 benefits                      $ 643,205   $ 374,438  $123,887   $144,330   $  103,217   $ 34,132   $ 1,570  1,424,779
                               =========   =========  ========   ========   ==========   ========   ======= ==========





The accompanying notes are an integral part of the financial statements.


                                                                                                              EXHIBIT I
                                                                                                                 2 of 2
                                                WARNER-LAMBERT COMPANY
                                                     MASTER TRUST
                                            STATEMENT OF NET ASSETS AVAILABLE
                                           FOR BENEFITS WITH FUND INFORMATION
                                                AS OF OCTOBER 31, 1996
                                                (Dollars in thousands)

                                 W-L         W-L
                               Company     Colleague              Fixed                   Combined  Combined
                                Stock        Stock    S&P 500    Income       Combined    One-Step   Income
                                 Fund        Fund       Fund      Fund      Growth Funds  Mix Funds  Funds      Total
                               -------     --------   -------    ------     ------------  --------- --------  ---------

Assets:

Investments at fair value:
 Warner-Lambert Common Stock   $298,471    $146,070  $      -   $     -     $        -    $     -   $      -  $ 444,541

 Equity Funds                        -           -   101,544          -        76,773     25,806        218    204,341

 Short-term investments              -           -         -      3,477             -          -          -      3,477

Investments at contract value:
 Group annuity contracts             -           -         -     49,462             -          -          -     49,462

 Investment contracts                -           -         -     94,647             -          -          -     94,647
                              --------    --------   -------    -------    ----------    -------    -------  ---------
Net assets available for
 benefits                     $298,471    $146,070  $101,544   $147,586    $   76,773    $25,806   $    218  $ 796,468
                              ========    ========  ========   ========    ==========    =======   ========  =========









The accompanying notes are an integral part of the financial statements.

                                                                                                             EXHIBIT II
                                                                                                             1 of 2
                                             WARNER-LAMBERT COMPANY
                                                  MASTER TRUST
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                       FOR BENEFITS WITH FUND INFORMATION
                                      FOR THE YEAR ENDED OCTOBER 31, 1997
                                             (Dollars in thousands)

                                 W-L         W-L
                               Company     Colleague             Fixed    Combined    Combined     Combined
                               Stock         Stock    S&P 500    Income    Growth     One-Step     Income
                                Fund         Fund       Fund      Fund      Funds     Mix Funds     Funds      Total
                              --------     --------   -------    ------  ----------  ---------    --------   --------
Additions to net assets attributable to:
Investment Income:
 Interest income              $     52     $    477   $   156   $   216  $      145   $      54    $      -  $   1,100
 Dividend income                 6,889        3,661         -     8,680       3,910       1,263          62     24,465
 Net realized gain on
  securities sold               33,663       20,284     9,539         -       3,778       1,303           2     68,569
 Changes in unrealized
  appreciation                 335,750      178,234    21,766         -      10,150       2,686          31    548,617
                              --------     --------   -------   -------  ----------   ---------    --------  ---------

Contributions:
 Participant                         -       17,972     7,267     6,829      10,560       3,895         174     46,697
 Company                         8,767           14        19        62          15           3           -      8,880
                              --------     --------   -------   -------  ----------   ---------    --------  ---------
                                 8,969       17,986     7,286     6,891      10,575       3,898         174     55,577
                              --------     --------   -------   -------  ----------   ---------    --------  ---------
Total additions                385,121      220,642    38,747    15,787      28,558       9,204         269    698,328
                              --------     --------   -------   -------  ----------   ---------    --------  ---------
Deductions from net assets attributable to:
 Distributions to participants (30,138)     (13,323)   (6,680)  (13,418)     (4,007)     (1,717)        (18)   (69,301)
 Administrative expenses           (21)        (291)     (108)     (171)        (84)        (40)         (1)      (716)
 Interfund transfers           (10,228)      21,340    (9,616)   (5,454)      1,977         879       1,102          -
                              --------     --------   -------   -------  ----------   ---------    --------  ---------
Total deductions               (40,387)       7,726   (16,404)  (19,043)     (2,114)       (878)      1,083    (70,017)
                              --------     --------   -------   -------  ----------   ---------    --------  ---------
Increase/(decrease) in net assets
 during the year               344,734      228,368    22,343    (3,256)     26,444       8,326       1,352    628,311
Net assets available for benefits:
Beginning of period            298,471      146,070   101,544   147,586      76,773      25,806         218    796,468
                              --------     --------   -------   -------  ----------   ---------    --------  ---------
End of period                 $643,205     $374,438  $123,887  $144,330  $  103,217   $  34,132    $  1,570 $1,424,779
                              ========     ========  ========  ========  ==========   =========    ======== ==========


The accompanying notes are an integral part of the financial statements

                                                                                                             EXHIBIT II
                                                                                                              2 of 2
                                            WARNER-LAMBERT COMPANY
                                                 MASTER TRUST
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                         FOR BENEFITS WITH FUND INFORMATION
                                        FOR THE YEAR ENDED OCTOBER 31, 1996
                                                   (Dollars in thousands)

                                 W-L         W-L
                              Company      Colleague             Fixed                    Combined   Combined
                               Stock        Stock      S&P 500   Income     Combined      One-Step   Income
                                Fund         Fund       Fund      Fund    Growth Funds    Mix Funds    Funds     Total
                              --------     ---------  -------    ------  -------------   ---------   -------   --------
Additions to net assets attributable to:

Investment Income:
 Interest income              $     40      $   342   $   167    $  254   $       139    $    52    $     -   $    994
 Dividend income                 6,430        2,886         -     9,449         2,069      1,037          -     21,871
 Net realized gain on
  securities sold               12,386        4,922     4,691         -         2,100        685          -     24,784
 Changes in unrealized
  appreciation                  86,927       40,195    15,572         -         5,801      1,574          -    150,069
                              --------      -------   -------    ------   -----------    -------    -------    -------
                               105,783       48,345    20,430     9,703        10,109      3,348          -    197,718
Contributions:
 Participant                       287       13,405     8,652    10,543         9,105      3,372          1     45,365
 Company                         8,042            -         -         -             -          -          -      8,042
                              --------      -------   -------    ------   -----------    -------    -------    -------
                                 8,329       13,405     8,652    10,543         9,105      3,372          1     53,407
                              --------      -------   -------    ------   -----------    -------    -------    -------
Total additions                114,112       61,750    29,082    20,246        19,214      6,720          1    251,125
                              --------      -------   -------    ------   -----------    -------    -------    -------

Deductions from net assets attributable to:

 Distributions to participants (14,276)      (8,290)   (6,979)  (17,564)       (3,627)    (1,690)         -    (52,426)
 Administrative expenses           (19)        (219)     (116)     (225)          (74)       (34)         -       (687)
 Interfund transfers            (4,195)       6,470    (2,521)  (12,618)       11,502      1,145        217          0
                              --------      -------   -------   -------   -----------    -------    -------    -------
Total deductions               (18,490)      (2,039)   (9,616)  (30,407)        7,801       (579)       217    (53,113)
                              --------      -------   -------   -------   -----------    -------    -------    -------
Increase/(decrease) in net
 assets during the year         95,622       59,711    19,466   (10,161)       27,015      6,141        218    198,012

Net assets available for benefits:
Beginning of period             202,849     86,359     82,078   157,747        49,758     19,665          0    598,456
                               --------   --------   --------  --------   -----------   --------    -------   --------
End of period                  $298,471   $146,070   $101,544  $147,586   $    76,773    $25,806    $   218   $796,468
                               ========   ========   ========  ========   ===========   ========    =======   ========

The accompanying notes are an integral part of the financial statements


                                                      Exhibit III


                     WARNER-LAMBERT COMPANY
                          MASTER TRUST
                NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The financial statements of the Warner-Lambert Company Master Trust (the "Master Trust") include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively the "Plans") and are prepared on a modified cash basis of accounting. The Plans are defined contribution profit-sharing savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plan's interest in the Trust is credited or charged for contributions, transfers and distributions. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments were allocated to the Plans based upon each Plan's beneficial interest in the net assets of the Master Trust. Distributions to participants include net loan activity.

Valuation of Investments

Investments in securities traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Shares of equity funds are valued at cost which approximates market value. Other government securities and short-term investments are valued at market value. The fully benefit-responsive group annuity and investment contracts, the principal and interest of which are guaranteed, are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of these investments for each of the years ended 12/31/97 and 12/31/96 was 6%.

Investment Income

Dividend and interest income are recorded by T. Rowe Price (the
"Trustee") as earned. Realized gains and losses from the sale of securities are accounted for as of the trade date. In calculating such amounts, the cost of investments sold is determined on a basis of the moving average acquisition cost.


Expenses

All expenses incurred are borne by the Plans.


NOTE 2 - TAX STATUS OF THE MASTER TRUST:

The Plans in the Master Trust are intended to be qualified plans under Section 401(a) of the Internal Revenue Code, and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Accordingly, no provision for federal income tax has been made.

Note 3 - SIGNIFICANT INVESTMENTS:

The following investments represent over 5% of the assets held for investment purposes by the Master Trust at:


                                       October 31,  October 31,
                                          1997         1996
                                       -----------  -----------

Warner-Lambert Company Common Stock    $1,017,643    $444,541

S&P 500 Fund                              123,887     101,544


Note 4 - Trust Administration:

The Retirement and Savings Plan Committee of the Warner-Lambert Company Board of Directors (the "Committee") monitors and reports on the selection and termination of trustees and investment managers and on the investment activity and performance. The Committee also implements the overall asset allocation guidelines as established by the Board of Directors and decides on benefit appeals. The Investment Committee, established by the Warner-Lambert Company Board of Directors, is responsible for the daily administration of the Master Trust, including oversight of plan investments, plan trustees and investment managers.


                                                      Schedule I
                      Warner-Lambert Company
                           Master Trust
           Schedule of Assets Held for Investment Purposes
                         October 31, 1997
                      (Dollars in thousands)



                                                      Cost       Fair Value

Warner-Lambert Company Common Stock               $ 100,763      $1,017,643

S&P 500 Fund                                         68,272         123,887

T. Rowe Price Balance Fund                           22,518          27,930

T. Rowe Price Capital Opportunity Fund                  324             349

T. Rowe Price Emerging Markets Stock Fund             1,463           1,297

T. Rowe Price Equity Income Fund                      7,749           8,536

T. Rowe Price European Stock Fund                      1,476           1,637

T.  Rowe Price Health Sciences Fund                    1,027           1,144

T.  Rowe Price High Yield Fund                         1,069           1,091

T.  Rowe Price International Stock Fund               22,520          25,583

T.  Rowe Price Mid-Cap Growth Fund                     5,642           6,267

T.  Rowe Price New America Growth Fund                 1,016           1,114

T.  Rowe Price New Horizons Fund                       4,733           4,949

T.  Rowe Price New Income Fund                           469             479

T.  Rowe Price Small-Cap Stock Fund                    2,853           3,310

T.  Rowe Price Personal Strategy Growth Fund           1,336           1,447

T.  Rowe Price Personal Strategy Income Fund             649             658

T.  Rowe Price Science & Technology Fund               2,797           2,774

T.  Rowe Price Small-Cap Value Fund                   28,444          40,711

T.  Rowe Price Spectrum Growth Fund                    2,941           3,102

T.  Rowe Price Spectrum Income Fund                      984             995

T.  Rowe Price Value Fund                              4,761           5,546



Beneficial Interest in Group Annuity Contracts:

Canada Life Assurance Co. annuity
 contract P-45881 (7.24% minimum annual
 effective rate) guaranteed through
 6/21/00                                              4,101          4,101

Life Insurance Company of Georgia
 annuity contract GA-351-GIC (7.23%
 minimum annual effective rate)
 guaranteed through 5/10/00                           7,142          7,142

Life Insurance Company of Georgia
 annuity contract GA-356-GIC (6.23%
 minimum annual effective rate)
 guaranteed through 6/12/00                           1,990          1,990

Life Insurance Company of Virginia
 annuity contract GS-2755 (5.6% minimum
 annual effective rate) guaranteed
 through 12/17/98                                     4,912          4,912

Life Insurance Company of Virginia
 annuity contract GS-2868 (6.84% minimum
 annual effective rate) guaranteed
 through 9/18/00                                      4,706          4,706

Lincoln National Pension Co. annuity
 contract GA-9672 (7.35% minimum annual
 effective rate) guaranteed through
 5/27/99                                              3,153          3,153

New York Life Insurance Co. annuity
 contract GA-06948-001 (7.3% minimum
 annual effective rate) guaranteed
 through 11/03/98                                     7,687          7,687

New York Life Insurance Co. annuity
 contract GA-06948-002 (7.41% minimum
 annual effective rate) guaranteed
 through 9/17/99                                      3,158          3,158

Peoples Security annuity contract
 BDA00461FR (7.73% minimum annual effective
 rate) guaranteed through 5/17/99                     2,510          2,510

Security Life of Denver Insurance Co.
 annuity contract FA-0272, principal and
 interest (5.7% minimum annual effective
 rate) guaranteed through 6/16/00                     2,899          2,899

Beneficial Interest in Investment Contracts:

Bankers Trust Co. investment contract
 93-644, principal and interest (5.0%
 annual effective rate at 10/31/97)
 maturing on 9/30/98                                 22,450         22,450

Deutsche Bank investment contract WAR-1
 (7.11% annual effective rate at 10/31/97)
  maturing on 3/31/00                                31,713         31,713

State Street Bank investment contract
 96028 (6.54% annual effective interest
 rate at 10/31/97)                                   33,255         33,255

Short-Term Investments:

State Street Bank Money Fund                         14,602         14,602

State Street Bank Short-Term Interest                    52             52
                                                  _________     __________

TOTAL INVESTMENTS                                 $ 428,136     $1,424,779
                                                  =========     ==========

                                                                                       Schedule II
                                                                                                           -----------
                                                  WARNER-LAMBERT
                                              SAVINGS AND STOCK PLAN
                                   SCHEDULE OF REPORTABLE TRANSACTIONS* FOR THE
                                       TWELVE MONTHS ENDED OCTOBER 31, 1997
                                              (Dollars in thousands)

                                                                 Expense                   Current
                                                                 Incurred                  Value on
 Party      Description         Purchase    Selling    Lease  	     with         Cost      Transaction     Net Gain
Involved     of Asset             Price      Price     Rental	   Transaction   of Asset       Date          (loss)
--------    -----------       -----------  ----------  ------   -----------  -----------  ------------   ----------

T.Rowe      Warner-Lambert     59,007,971                   -            -    59,007,971   59,007,971            -
Price       Common Stock

T. Rowe     Warner-Lambert                 53,773,434                         14,312,201   14,312,201    39,461,233
Price       Common Stock





* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of October 31, 1996, as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA







             Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (Registration No. 33-12209) of Warner-Lambert Company of our report dated May 30, 1998 appearing on page 1 of this Form
11-K.





PRICE WATERHOUSE LLP

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June 11, 1998